April 13, 2005

Postal Code 20549-0303

Via Facsimile (312) 827-8048 and U.S. mail

John H. Bitner, Esq.
Bell, Boyd & Lloyd LLC
70 West Madison Street Suite 3100
Chicago, IL 60602

Re:	OfficeMax Incorporated
	Schedule TO-I
	Filed March 30, 2005
	Schedule TO-I/A
	Filed April 11, 2005
	File No. 005-33834

Dear Mr. Bitner:

We have the following comments on your filings. All defined terms have the same meaning as in your offer materials.

Summary Term Sheet, page 1

What will the purchase price for the shares be and what will be the form of payment? page 2

1. Disclose here that the lower end of OfficeMax`s price range for the shares falls below the current market price for the shares. Prominently disclose current market quotes. For guidance regarding this disclosure, see Part II. B. of SEC Release No. 34-43069, available on our website at www.sec.gov.

The Offer, page 10

Number of Shares; Price; Priority of Purchase, page 10

2. In light of your offer to purchase the securities of those holders who "check the box" indicating that they will tender their shares at any price at or above the minimum, include disclosure which explains that this feature may have the effect of decreasing the offer price because shares tendered "at the offer price" will effectively be considered available for purchase at the minimum price within the range you have set.

Procedures for Tendering Shares, page 14

3. We note that holders of shares through the 401(k) program will be required to tender their shares three days before the previous expiration date. Please tell us why you believe that this requirement comports with Rule 13e-4(f)(1), or revise your document.

4. Now that the offer expiration date has been extended, advise us, with a view toward disclosure, what consideration has been given to amending the Schedule TO to reflect the new deadline by which plan participants must execute a Trustee Direction Form in order to have their plan shares purchased by OfficeMax.

Conditions of the Offer, page 24

5. If OfficeMax believes that an offer condition has been "triggered" by events that occur while this offer is pending, we expect the company to immediately address this fact and how it intends to proceed. In our view, it is not appropriate to wait until the expiration date of the offer to announce the failure of the offer due to an event that occurred on day two of the offer. Please confirm your understanding supplementally.

Certain Information Concerning Us, page 28

6. Financial information has been incorporated by reference in response to Item 10 of Schedule TO. Please provide complete summarized financial information as required by Instruction 6 to
Item 10 of Schedule TO. Refer to telephone interpretation H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov for additional guidance.


Extension of the Offer; Termination; Amendment, page 38

7. We note that that OfficeMax has reserved the right to terminate the exchange offer in its discretion for any reason. This statement, however, appears to be made in addition to the stated conditions on page 24. Revise the disclosure to affirmatively indicate OfficeMax does not retain the right to terminate the offer for any reason other than what has been expressed in the conditions section. The staff believes that if an offeror can terminate an offer for any reason, the offer is illusory.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Respond to our comments promptly. Please furnish a response letter, keying your response to our comment letter. You should transmit the letter via EDGAR under the label "CORRESP." In the even that you believe that compliance with any of the above comments is inappropriate; provide a basis for such belief to the staff in the response letter. Depending upon your response to these comments, a supplement may need to be sent to security holders. Please contact me at (202) 942-1762 if you have any questions.

							Sincerely,


							Julia E. Griffith
							Special Counsel
							Office of Mergers and
							   Acquisitions